UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007.

Commission File Number 0-17164

Copernic Inc.

(Translation of registrant’s name into English)

388 St. Jacques Street West, 9th Floor, Montreal, Quebec H2Y 1S1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________.

PRESS RELEASE

On December 19, 2007, Copernic Inc. (the “Company”) issued a press release announcing that it has entered into a non-binding letter of interest with a third party in connection with a potential strategic transaction (“Letter of Interest”), which provides, among other things, that either party may terminate its negotiations at any time during the exclusivity period. Further to the press release, if the Company terminates its negotiations at any time during the exclusivity period, under certain circumstances, the Company has agreed to pay to the third party a termination fee of US$250,000 in documented audit fees plus other reasonable and documented expenses which the third party incurred with respect to the proposed transaction (“Termination Fee”). Except for the exclusivity, the confidentiality, Termination Fee, and standstill on trading in the Company’s securities by the third party, the Letter of Interest is non-binding and the potential transaction would be subject to several material conditions and hence there can be no assurance that the parties will negotiate any definitive agreement at all or on terms mutually acceptable to them, or otherwise close the potential transaction. A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copernic Inc. (Registrant)

Date: December 19, 2007	By:	/s/Daniel Bertrand
(Signature) Daniel Bertrand, Executive Vice-President and Chief Financial Officer

*Print the name and title under the signature of the signing officer.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated December 19, 2007.